"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

RECEIVED
2005 OCT 24 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 0[redacted]
Telefax: +47-22 54 44 9
www.orkla.com

05011975

Ref.:
Ellen Ronæss, Shareholder Services, Telephone: +4722544430

SUPPL

Date: 5 October 2005

ORK – Trade subject to notification

On 4 October 2005, in connection with its option programme, Orkla exercised 3,333 options at a strike price of NOK 130. At the same time, at a strike price of NOK 136, 3,333 synthetic options were exercised for cash payment and 6,667 synthetic options were converted to options, equivalent strike price and term.

After these transactions a total of 1,525,809 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 2,089,674 of its own shares.

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL